10845 Griffith Peak Dr., Suite 200

Las Vegas, Nevada 89135

October 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jet AI, Inc. Registration Statement on Form S-1 File No. 333-279385

Ladies and Gentleman:

On October 21, 2024 the undersigned registrant requested the above-captioned Registration Statement on Form S-1 be accelerated so that the same will become effective at 1:00 p.m. Eastern Time on October 24, 2024, or as soon thereafter as practicable. The undersigned hereby withdraws that acceleration request.

Very truly yours,

JET.AI INC.

By:	/s/ George Murnane
Name:	George Murnane
Title:	Interim Chief Financial Officer

cc:	Kate Bechen, Esq.
Louis D. Kern, Esq.